Pacific Integrated Energy, Inc.



ANNUAL REPORT

6650 Lusk Blvd Ste B204

San Diego, CA 92121

(858) 350-0435

www.pienergy.com

This Annual Report is dated February 23, 2023.

BUSINESS

Pacific Integrated Energy, Inc. ("PI Energy") was founded to develop and commercialize clean energy breakthroughs using advanced engineered materials. The Company is developing photovoltaic (PV) technology to open up new markets for solar energy. PI Energy's PV materials are designed to be wrapped around any surface, making previously impractical surfaces available for solar energy installation. This breakthrough approach is possible by all the collective properties of the Company's proprietary solar PV technology. The resulting PI Energy solar module represents a globally-scalable PV module, as a result of the technology's benefits:
- Lightweight
- Superior thermal performance
- Non-toxic
- Reliable performance
- Low installed-cost
- Ultra-flexible
- Made from earth-abundant elements
The company is currently pre-revenue and primarily funded through equity funding, grants, and engineering contracts.
The company plans to roll out its product with industry partners and with regional development partners depending on the market.
The company owns three issued patents on an earlier generation prototype. The company has filed a patent on the current technology. The most recent patent was filed jointly by PI Energy

and a university professor we are working with. Per US patent law, the rights are owned jointly by PI Energy with the university. The employment agreement for all employees assigns IP rights (which is developed under work performed during employment, per state law) to PI Energy. In addition, PI Energy is developing trade secrets relating to the critical process steps of making the technology, which will be owned by PI Energy.

Previous Offerings

• Type of security sold: Debt
Final amount sold: $300,000.00
Use of proceeds: This was the latest funds received and was used to fund 7 employees, facilities expense (rent for office and lab space) and fabrication costs for 2.5 months for development of our P4 design. This includes cost from an outside vendor for precursor film production and diagnostic expenses.
Date: November 08, 2019
Offering exemption relied upon: 506(b)

• Name: Common Stock
Type of security sold: Equity
Final amount sold: $1,061,709.15
Number of Securities Sold: 109,903
Use of proceeds: Operations and Development
Date: October 26, 2020
Offering exemption relied upon: Regulation CF

• Name: Common Stock
Type of security sold: Equity
Final amount sold: $770,170.80
Number of Securities Sold: 75,507
Use of proceeds: $383,805 was used for continuing development of technology, patent protection salaries rent and general company operations. $386,365.80 as a note conversion to equity (common stock)": $300,000 principal note, previously described with a date of 5/8/2021, plus interest and redemption fee, was converted to equity. The $300,000 principal note previously described with a due date of 5/8/2021 was converted to equity.
Date: May 05, 2021
Offering exemption relied upon: 506(c)
• Name: Common Stock
Type of security sold: Equity
Final amount sold: $1,070,025
Number of Securities Sold: 93,426
Use of proceeds: Operations and Development
Date: June 20, 2022
Offering exemption relied upon: Regulation CF

Type of security sold: Equity

Final amount sold: $101,209.6
Number of Securities Sold: 7,907
Use of proceeds: operations and Development
Date: 10/31/2022 (ongoing)
Offering exemption relied upon: 506(c)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Fiscal Year ended October 31, 2022 compared to Fiscal Year ended October 31, 2021
Revenue
As the company is developing a new solar PV technology, revenue is a small part of the overall company budget. Revenue decreased in 2022 from product sales of Advanced Solar Simulator used for algae research that the company sells currently to one customer. Revenue from product sales and engineering services was $275 as compared with 2021, which was $17,550 from engineering services.
Cost of Goods Sold
Cost of goods sold decreased to $275, which was from a repaid or previous units sold for Advanced Solar Simulator used for algae in 2021. This is compared to a cost of goods sold of $16,130 for Fiscal year 2021. These units sold for revenue were from a previous product and are outside of the Company's primary product focus of solar PV technology.
Expenses
Expenses in fiscal year 2022 decreased to $1,309,309, as compared to fiscal year 2021 which was $1,517.814. This was a result mainly of reduction of payroll, general, and administrative expenses. The new requirement from the SEC requiring expensing all stock compensation, which includes stock options. Stock options are an important part of attracting and maintaining employees, advisors and board members. The increase in G&A expenses associated with stock options was $333,532 which was for advisors and board members. The increase in expenses from stock options associated with R&D was $147,810, which was mainly employees and advisors. Without this new inclusion of stock options as an expense, the expenses would have been lower than previous fiscal years. Note, the CEO, Phil Layton does not have any stock options and is not included in any stock compensation plan.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $123,558.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

• Creditor: Phil Layton / CEO
Amount Owed: $186,656.00
Interest Rate: 1.5%
Maturity Date: July 18, 2023
The outstanding principal on the balance sheet as of October 31, 2021as $186,656, and accrued interest payable on the balance sheet as of October 31, 2021 was $3,613.

• Creditor: Rodrigo Márquez-Pacanins
Amount Owed: $30,000.00
Interest Rate: 5.0%
Maturity Date: February 22, 2023
Interest is Five percent (5%) for the first 6 months after the Issue date of 2/22/2022; and thereafter, Ten percent (10%) starting on the first day of the seventh month through the twelfth month.

• Creditor: Carlos a Espinosa as trustee for the MEJES IRREVOCABLE TRUST
Amount Owed: $100,000.00
Interest Rate: 5.0%
Maturity Date: March 02, 2023
Interest is Five percent (5%) for the first 6 months after the Issue date of 3/2/2022; and thereafter, Ten percent (10%) starting on the first day of the seventh month through the twelfth month.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Phil Layton
Phil Layton's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
• Position: CEO/President
Dates of Service: January, 2008 - Present
Responsibilities: Run operations of the company. Including technical development as CTO, office management and IP protection. His salary, which is authorized by the BOD to normally be $198,000/yr, and was temporarily reduced starting in April 2020 to $100,000. The salary will be returned to authorized levels once there is sufficient cash reserves in the Company. There is no additional compensation (equity or stock options).

• Position: Chairman of the Board
Dates of Service: January, 2008 - Present
Responsibilities: Preside over the board meetings.

Name: David Andresen
David Andresen's current primary role is with Ecotech Advisors. David Andresen currently services 24 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
• Position: Member, Board of Directors
Dates of Service: April, 2008 - Present

Responsibilities: Secretary, Board of Director functions. David received 50,000 stock options for his position on the Board over the past 12 years.

Other business experience in the past three years:
• Employer: Ecotech Advisors
Title: Owner & Principal
Dates of Service: January, 2013 - Present
Responsibilities: Direct company operations and management.

Name: Rodrigo Marquez-Pacanins
Rodrigo Marquez-Pacanins's current primary role is with Faro Energy Developments Ltd.
Rodrigo Marquez-Pacanins currently services 2 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
• Position: Member, Board of Directors
Dates of Service: May, 2014 - Present
Responsibilities: Board of Director functions. Mr. Marquez has received 30,000 stock options for his role as a director.

Other business experience in the past three years:
• Employer: Faro Energy Developments Ltd
Title: Independent Advisor
Dates of Service: March, 2018 - Present
Responsibilities: Advises the company.

Other business experience in the past three years:
• Employer: Faro Energy Fundo de Investimento em Participaçoes - Multiestrategia, a fund pursuant to the laws of Brazil
Title: Consultant
Dates of Service: August, 2019 - February, 2020
Responsibilities: Consultants the Company.

Other business experience in the past three years:
• Employer: Faro Energy, LTD
Title: Director and General Counsel
Dates of Service: September, 2017 - February, 2020
Responsibilities: Member of the Investment Committee, contract negotiation, drafting, advisor to the CEO.

Name: Lee Krevat
Lee Krevat's current primary role is with Krevat Energy Innovations. Lee Krevat currently services 1 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
• Position: Member of the Board of Directors
Dates of Service: February, 2020 - Present
Responsibilities: Board of Director's duties. Mr. Krevat has received 30,000 stock options for his role as a director.

Other business experience in the past three years:

• Employer: Krevat Energy Innovations
Title: CEO
Dates of Service: September, 2018 - Present
Responsibilities: Runs company that consults for clean technology start-ups, utilities, regulators, legislatures, and environmentally-focused companies and communities to help bring clean energy and clean transportation solutions successfully to market by strategizing, evangelizing, and connecting stakeholders.

Other business experience in the past three years:
• Employer: MOEV Inc.
Title: Member of the Board of Advisors
Dates of Service: May, 2019 - Present
Responsibilities: Advisor duties

Other business experience in the past three years:
• Employer: GridWise Alliance
Title: Member Board of Directors, Chairman Operations Committee
Dates of Service: January, 2011 - Present
Responsibilities: Led the development of the GridWise Alliance Grid Modernization Index (GMI). The GMI has been used since 2013 to evaluate the status of electric grid modernization in the United States, to identify and promote best practices, and to provide insights to state policymakers, regulators, and other stakeholders regarding the progress of their grid modernization.

Other business experience in the past three years:
• Employer: GridX, Inc.
Title: Member Board Of Directors
Dates of Service: August, 2011 - January, 2020
Responsibilities: Board member duties

Other business experience in the past three years:
• Employer: Sustain 6
Title: Board Director & Co-Founder
Dates of Service: April, 2020 - Present
Responsibilities: Board of Director duties. Helping companies unleash their greatest sustainability assets - their people.

Other business experience in the past three years:
• Employer: PI Energy
Title: Advisor
Dates of Service: January, 2014 - February, 2020
Responsibilities: Advises on business matters relating to his expertise. PI Energy duties were minimal, less than an hour per week.

Name: Sergio Mejia
Sergio Mejia's current primary role is with Merrill Lynch. Sergio Mejia currently services 0.5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:
• Position: Board Member
Dates of Service: April, 2021 - Present
Responsibilities: Board member. Mr. Mejia receives no compensation for his role as a board member.

Other business experience in the past three years:
• Employer: Merrill Lynch
Title: Assistant Vice President
Dates of Service: May, 2016 - Present
Responsibilities: Financial Advisor, Wealth Manager

Name: Mark Juergensen
Mark Juergensen's current primary role is with CleanTech Energy, Inc.. Mark Juergensen currently services 2 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
• Position: Member, Board of Directors
Dates of Service: September, 2010 - Present
Responsibilities: Board of Director duties. Mr. Juergensen has received 50,000 stock options for his role as a board advisor

Other business experience in the past three years:
• Employer: CleanTech Energy, Inc.
Title: Managing Director
Dates of Service: January, 2007 - Present
Responsibilities: Founder and owner of this renewable development advisory firm. Lead solar and energy storage development in the US on multiple projects.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Phil Layton
Amount and nature of Beneficial ownership: 3,304,704
Percent of class: 46.3

RELATED PARTY TRANSACTIONS

• Name of Entity: Phil Layton

Relationship to Company: Officer
Nature / amount of interest in the transaction: $176,268 loan
Material Terms: The Company issued $150,000 promissory note to the Company's CEO & Chairman of the Board in 2018. The loan and interest accrued amounting to a total of $186,656 were restructured on July 18, 20121 into a two-year unsecured loan with interest rate of 1.5%, no interest is due until maturity. This loan is outstanding as of October 31, 2022.

• Name of Entity: Nueva Segovia Financials S.A.
Names of 20% owners: Sergio Mejia and Ernesto Mejia
Relationship to Company: Director
Nature / amount of interest in the transaction: A Secured Note for $300,000 on November 8, 2019, converted to 37,879 shares of Non-Voting Common Stock on 5/5/2021.
Material Terms: The Note had an 18-month maturity (maturity date 5/8/2021) and interest rate of 8% per year. It was secured against equipment assets of the company. The Note was converted to 37,879 shares of common stock on 5/5/2021. The Note has been paid in full through the conversion to stock.
• Name of Entity: Rodrigo Márquez-Pacanins
• Relationship to Company: Director
Nature / amount of interest in the transaction: $30,000.00 loan
Material Terms: Interest is Five percent (5%) for the first 6 months after the Issue date of 2/22/2022; and thereafter, Ten percent (10%) starting on the first day of the seventh month through the twelfth month. Maturity date 02/22/2023.

• Name of Entity:: Carlos a Espinosa as trustee for the MEJES IRREVOCABLE TRUST
• Relationship to Company: Director
• Nature / amount of interest in the transaction: $100,000.00 loan
Material Terms: Interest is Five percent (5%) for the first 6 months after the Issue date of 3/2/2022; and thereafter, Ten percent (10%) starting on the first day of the seventh month through the twelfth month. Maturity Date: March 02, 2023.

OUR SECURITIES

The company has authorized Common Stock, and Non-Voting Common Stock. As of October 31, 2022:
Common Stock
The amount of security authorized is 14,000,000 with a total of 7,679,419 outstanding as of October 31, 2022.
Voting Rights
1 vote per share
Material Rights
The total amount outstanding includes 7,907 of shares to be issued pursuant to outstanding warrants.
The total amount outstanding includes 828,000 of shares to be issued pursuant to stock options, reserved but unissued.
• Non-Voting Common Stock
The amount of security authorized is 2,000,000 with a total of 284,366 outstanding as of October 31, 2022.
Voting Rights

There are no voting rights associated with Non-Voting Common Stock.
Material Rights
There are no material rights associated with Non-Voting Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

• Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. • Our business projections are only projections There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand

for our final product once that product is completed and that people will think it's a better option than a competing product, or that the development of the product will succeed. • Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups and pre-commercial enterprises, is difficult to assess and you may risk overpaying for your investment. • The transferability of the Securities you are buying is limited Any Common Stock purchased is subject to SEC limitations of transfer. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. • Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. There will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by another company. However, that may never happen or it may happen at a price that results in you losing money on this investment. • If the Company cannot raise sufficient funds it will not succeed The Company, is offering Common Stock in the amount of up to $5,000,000 in it's current offering to accredited investors, and may or may not close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding." • We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to additional capital to support our working capital requirements as we grow. It is still a difficult environment for obtaining credit on favorable terms for pre-revenue companies. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our certain operations, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. • Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, convertible or preferred stock financings in the future, which may reduce the value of your investment. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. • Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on

our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. • Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. • We may never have an operational product or service It is possible that there may never be an operational Solar photovoltaic (PV) or that the product may never be used as a result of technical or business challenges. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors. • Some of our products are still in prototype phase and might never be operational products It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. It is possible that the Company's final product is not competitive in the market, or we are unable to secure adequate intellectual property protection. • Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage and have only manufactured prototype layers for our solar photovoltaic materials and devices. Delays or cost overruns in the development of our solar photovoltaic materials and fully integrated devices and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, difficulty finding vendors or manufacturing partners, changes to design, difficulty securing all necessary intellectual property and/or regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. In addition, during the time it takes to develop the product there may be market changes including known or unknown competitors, that may develop better technology or marketing solution, the customer demand may change, and the economies supporting the market may go into recession. • Minority Holder; Securities with No Voting Rights The Non-Voting Common Stock that an investor is buying has no voting rights attached to them. This means that non-voting stock investors will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. • You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying non-voting membership interest as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. • Insufficient Funds The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the Non-Voting Common Stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, because later

investors might get better terms. • This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. • Our new product could fail to achieve the sales projections we expected Our growth projections are based on the assumption that by meeting the technical milestones our products will be able to gain traction in the marketplace. It is possible that the Company's new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. • We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. • We are an early stage company and have not yet generated any profits As an early stage company developing a new technology, PI Energy may encounter difficulties such as unanticipated problems related to the development and testing of its product, initial and continuing regulatory compliance, vendor manufacturing costs, production and assembly of its product and competitive and regulatory environments in which the company intends to operate. It is uncertain at this state of its development, if the company will be able to effectively resolve any such problems, should the occur. If the Company cannot resolve an unanticipated problem, it may be forced to modify or abandon its business plan. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. PI Energy has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable or generate sufficient revenues. • We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and very limited revenue. If you are investing in this Company, it's because you think that the Company's Solar PV technology is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough customers so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. • We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. Because the issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, issued patent may be challenged in the courts or patent offices in the U.S. and abroad. Such challenges may result in the loss of patent protection, the narrowing of claims in such patents or the invalidity or unenforceability of such patents, which

could limit the ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection. Also, there may be publications that lag the actual discoveries and the Company cannot be certain that it will be the first to make the technology claimed or to be the first to file for patent protection of such technology. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may consume the capital of the Company. The Company may encounter blocking patents in the future that make it difficult to commercialize its products. • We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Filing for patent protection does not guarantee that the Company will be awarded any protection or the patent award may be limited in scope by the patent office. Due to cost associated with filing and maintaining international patents, any issued patent may be limited to only a few countries and may not include countries that the Company intends to operate in or sell product. • Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trade secret protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our patents are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. • The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. • We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing and fabrication of our prototype development material. And possibly in the future our product material and production It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. • Certification Risks Some solar Photovoltaic markets require certification for installation, this could be regional or specific to the product type. It is possible that our products do not gain UL or IEC certification or any other certification that is required for

acceptance to be installed in certain markets, which would limit our revenue and ability to bring production to market. • Patent Litigation cost is expensive if required Patent litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patent(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patent(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patent(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. • Joint ownership of intellectual property PI Energy owns some of its intellectual property (IP) as joint ownership with either individuals at a University or with the University itself. Such ownership means that either party can use the intellectual property, PI Energy can use the rights as it sees fit as well as the University. PI Energy intends to negotiate exclusive licenses for the IP rights. PI Energy's product requires substantial additional information to produce which will be kept as trade secret or be used to create new patents that will be owned exclusively by PI Energy. The University or Individual could decide not to assign full exclusive rights to the patents which means they could license the rights to others that are competitors of PI Energy. In such case the competitors would need to develop the same knowledge that PI Energy has acquired and held as trade secrets or license the additional patent rights that PI Energy intends to develop.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on February 23, 2023.

Pacific Integrated Energy, Inc.

By /s/ *Phil Layton*

Name: <u>Pacific Integrated Energy, Inc.</u>

Title: CEO

Exhibit A

FINANCIAL STATEMENTS



Pacific Integrated Energy, Inc.

A Delaware Corporation

Financial Statements, and Company Analysis
October 31, 2022

Table of Contents

PACIFIC INTEGRATED ENERGY, INC
BALANCE SHEET
As October 31, 2022

		October 31, 2022
Current Assets		
Cash		128,741
Escrow Receivable		2,706
Inventory		3,373
Prepaid Expense		14,736
Total Current Assets	$	149,556
Fixed Assets	,	
Property and equipment, net		7,146
Deferred Costs		54,431
Security deposits		11,882
Total Fixed Assets	$	73,459
TOTAL ASSETS	$	**265,068**
LIABILITIES & STOCKHOLDERS DEFICIT		
Current Liabilities		
Accounts Payable		25,993
Accrued expenses		133,204
Payroll Liabilities		44,085
Total current liabilities	$	203,280
Non-current liabilities		
Notes payable		186,656
Loans payable		130,000
Accrued Interest Payable		5,782
Total non-current liabilities	$	322,438
Total Liabilities	$	525,720
Stockholders' Deficit		
Voting Common Stock, $0.0001 par value, $14,000,000 shares authorized 6,889,298 shares issued and outstanding as October 31, 2022		688
Non-Voting Common Stock $0.0001 par value, 2,000,000 shares authorized, 284,366 shares issued and outstanding as October 31, 2022		28
Additional paid-in-capital		19,107,660
Accumulated Deficit		(18,098,243)
Net Income		(1,312,123)
Total stockholders' deficit		{302,706)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$	**223,014**

PACIFIC INTEGRATED ENERGY, INC
STATEMENT OF OPERATIONS
As October 31, 2022

		October 31, 2022
Sales		
Product Sales		275
Cost of goods sold		0
Gross Profit	$	275
Total Income	$	**275**
Operating expenses		
General and administrative		339,245
Research and Development		464,349
Marketing and Advertising		25,528
Loss on disposal of property and equipment		(1,155)
Total Operating Expenses		827,967
Loss from operations	$	**(827,692)**
Other Income (Expenses)		
Interest Income		12
Government Grant		7,500
Interest Expense		(8,229)
CC Reward Rebate		1,475
Tax Expense		(3,847)
Stock Compensation Expense		(333,532)
Stock Compensation Expense - R&D		(147,810)
Total Other income/Expense		(484,431)
NET LOSS	$	**(1,312,123)**

PACIFIC INTEGRATED ENERGY, INC
STATEMENT OF CASH FLOWS
As October 31, 2022

	2022
Cash from Operating Activities	
Net Loss	(1,312,123)
Deferred Cost	(18,768)
Escrow Receivable	(24,816)
Prepaid Expenses	(2,908)
Payroll Liabilities	(17)
Accrued Interest	4965
Accounts Payable	(12,332)
Credit Card Payable	(2,653)
Share-based compensation	481,342
Total Adjustments	424,813
Net Cash provided By Operating Activities	(887,310)
Cash Flow from Investing Activities	
Subscription receivable	49,763
Computer	13,150
Accumulated Depreciation	(35,395)
Equipment	27,705
Net Cash Provided by Investing Activities	55,222
Cash Flow from Financing Activities	
Proceeds from term loan	130,000
Proceeds from issuance of common stock	672,588
Net Cash provided by Financing Activities	802.588
Net change in cash	(29,500)
Cash in at the beginning of the year	158,240
Cash at the end of the year	128,741

PACIFIC INTEGRATED ENERGY, INC
STATEMENTS OF CHANGES IN STOCHOLDER'S DEFICIT
For he years ended October 31, 2020, 2021, and 2022

	Voting Common Stock		Non-Voting Common Stock		Additional Paid-In	Accumulated	Total Sockholder
	Number of Shares	Amount	Number of Shares	Amount	Captital	Deficit	Deficit
Balalnce as October 31, 2019	6,098,197	$ 609			$ 15,451,444	$ (15,478,739)	$ (26,686)
Stock Issuances for cassh - Reg CF Offereing			109,303	11	1,025,679		$ 1,025,690
Stock Issuances for cash	3,750				24,750		$ 24,750
Share based Compensations					52,574		$ 52,574
Share warrands exercised	46,268	5			(5)		$ -
Offering Cost					(151,023)		$ (151,023)
Net Loss						(1,211,884)	$ (1,211,884)
Balance at October 31, 2020	6,148,215	$ 614	109,303	$ 11	$ 16,403,419	$ (16,690,623)	$ (286,579)
Share corrections	695,297	70	600		(70)		$ -
Stock Issuances for cassh - Reg CF Offering			41,403	4	473,197		$ 473,201
Stock Issuances for cash			37,628	4	377,575		$ 377,579
Stock Issuance for broker's commision			2,110		21,100		$ 21,100
Conversioin of Notes payable and accrued interest Payable to common stock			32,938	$ 3	335,964		$ 335,967
Conversion of redemtion fee to common stock			4,941		50,395		$ 50,395
Share based compensation					439,990		$ 439,990
Share warrants issuance					6,215		$ 6,215
Offering costs					(112,707)		$ (112,707)
Net loss						(1,407,618)	(1,407,618)
Balance as October 31, 2021	6,843,512	684	228,923	22	17,995,078	(18,098,241)	36,093,319
Stock Issuances for cassh - Reg CF Offering			93,426	93	1,106,024		1,106,024
Stock Issuances for cash	7,907				101,209		101,209
Share based Compensations							-
Share warrands exercised			2,435		25,423		25,423
Offering Cost					108,815		108,815
Net Loss						(1,312,123)	1,312,123
Balance at October 31, 2022	6,851,419		284,366	$ 28	$ 19,336,549	$ (19,410,364)	38,746,913

6

NOTE 1: NATURE OF OPERATIONS

Pacific Integrated Energy, Inc. (d/b/a "Pi Energy"; the "Company") was incorporated on August 24, 2010 under the laws of the State of Delaware. The Company is developing a novel solar photovoltaic (PV) technology, that is intended to create new markets and compete in established markets for solar energy. The Company plans to target markets, on an initial phase of commercialization, that require some of the proposed competitive advantages of the Company's technology (including flexible, lightweight, non-toxic, low installation cost and overall competitive costs). The Company intends to target several solar PV market segments, including commercial and industrial building rooftops, residential rooftops, electric and hybrid vehicle PV, and electrically powered equipment. The Company's PV materials are designed to be wrapped around any solid surface, making many previously impractical surfaces available for solar energy PV module installation and power collection. Some of the vehicle applications include electric and hybrid: buses, trucks, delivery vans and passenger vehicles. The Company's internal analysis suggests that current market PV, also known as "Traditional PV", doesn't adequately address some of the Company's targeted market due to weight, flexibility, installed cost, and/or toxicity concerns of some types of traditional PV. PI Energy is also developing a solar technology that is being developed in partnerships with universities and private companies to address these market deficiency's.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).
The Company has adopted a fiscal year ending October 31st as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of October 31, 2022, the Company has no cash in bank balance more than federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivables are carried at their estimated collectible amounts and are periodically evaluated for collectability based on past credit history with customers and other factors. Provisions for losses

on accounts receivable are determined based on loss experience, known and inherent risk in the account balance and current economic conditions. As of October 31, 2022, management considers its accounts receivable as fully collectible and no allowance for doubtful accounts has been recorded

Prepaid Expenses:

Prepaid expenses Included balances of directors, officers, general liability, medical Insurance, and prepaid rent payments with a policy term ending after October 31, 2022

Property and Equipment

Property and Equipment Property and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance, and repairs are charged to expense as incurred. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets, which is currently 5 to 10 years for its capitalized assets.

Property and equipment as of October 31, 2022, were as follows:

	2022
Computer	$ 29,412
Equipment	184,643
Furniture	12,729
Leasehold improvements	1,812
Total property and equipment	228,596
Less: Accumulated depreciation	(221,449)
Property and equipment, net	$ 7,146

Depreciation expense of $35,395 was recorded on these assets for the years ended October 31, 2022.

Deferred Costs

The Company has deferred certain legal expenses in the pursuit of obtaining patents for its technology. The total amount of costs capitalized as of October 31, 2022 amounted to $54,431. The deferred costs will be treated as an intangible asset upon the successful grant of the patent and amortized over the useful life of the patent. If the grant of a patent proves to be unsuccessful, then the deferred costs will be subject to impairment or write off.

Impairment of Long-Lived Assets:

The management continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the management assesses the recoverability of long-lived assets by

determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the management recognizes an impairment loss based on the excess of the carrying amount over the fair value of the Company's long-lived assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. For the year ended October 31, 2022, the Company disposed property and equipment with carrying amount of ($1,155) and recognized as a gain on disposals of property and equipment in the statements of operations.

Subscription Receivable:

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a stock subscription receivable as an asset on a balance sheet. When stock subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the stock subscription receivable is reclassified as a contra account to stockholders' deficit on the balance sheet.

Fair Value of Financial Instruments:

The Company's financial instruments consist primarily of cash in banks, accounts receivable, accounts payable, accrued expenses, notes payable and term loan.
Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

> Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

> Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

> Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

As of October 31, 2022, the carrying amounts of the Company's financial assets and liabilities reported in the balance sheets approximate their fair value.

Revenue Recognition:

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. No adjustments to revenue recognition were required from the adoption of ASC 606, which was adopted on January 1, 2019, and retroactively applied to the periods presented. The Company generally recognizes revenues upon shipment of its product and upon satisfying the Company's obligation to perform engineering services.

Research and Development Expense:

Research and development expenses are expensed as incurred. Research and development consist of engineers and scientists' salary, lab rent, supplies, and shipping expenses.

Advertising Expense:

Advertising expenses are expensed as incurred.

Stock Based Compensation:

The Company measures all stock-based awards granted to employees and directors based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. The Company issues stock-based awards with only service-based vesting conditions and records the expense for these awards using the straight-line method. For awards with performance based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expense in its statement of operations in the same manner in which the award recipient's payroll costs are classified or in which the award recipient's service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company's stock options has been determined utilizing the "simplified" method for awards that qualify as "plain-vanilla" options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of

stock-based awards require the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represents management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Securities Offering Costs

The Company has incurred costs associated with its securities offering exempt from registration under Regulation Crowdfunding. These costs include transaction costs such as escrow fees, diligence fees and transactional fees, in addition to overall offering costs such as legal expenses associated with the offering. Such costs have been charged to additional paid-in capital as they are directly attributable to the offering and issuance of the Company's common stock. For the years ended October 31, 2022, total offering costs charged to additional paid-in capital amounted to $108,815.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances, and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. The Company's management is still evaluating the impact of this new standard on the Company's financial reporting and disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting

standards could have a material effect on the Company's financial statements. As the new accounting pronouncements become effective; the Company will adopt those that are applicable under the circumstances.

DEBT FINANCING AGREEMENTS

Notes Payable

There are three loans outstanding:

1) On February 22, 2022, a $30,000 was made to an existing shareholder and board member and on March 2, 2022, a loan of $100,000 was made to an existing shareholder and board member. The notes have an interest of 5% for the first six months and 10% the following month. The interest is paid quarterly. Total interest expense incurred on this loan for the years ended October 31, 2022, amounted to 1) $570, and 2) $1,599 respectively.

2) A Loan of $150,000 was made to the company the Company's CEO on July 18, 2018, for company operations. All interest on the note has accrued, without any interest payment. 3B) On July 18, 2021, this $176,268 loan plus accrued interest of $10,388, was restructured to a new unsecured promissory note of $186,656 with 1.50% annual interest rate. This loan and interest are all payable on July 18, 2023. Total interest expense incurred on this loan for the years ended October 31, 2022, amounted to $3,613.

STOCKHOLDERS' DEFICIT

Capital Structure

Effective August 20, 2019, the Company amended its certificate of incorporation to increase its authorized capital stock from 12,000,000 shares of common stock to 16,000,000 common stocks at $0.0001 par value per share, of which 14,000,000 shares shall be designated common stock and 2,000,000 shares shall be designated non-voting common stock. Each respective share of non-voting common stock shall have the same powers, designations, preferences, rights, qualifications, limitations and restrictions as a share of common stock, provided, however, that the non-voting common stock shall be a non-voting series of common stock and shall have no right to vote on any matter. Upon an initial public offering, non-voting common stock shall convert to common stock on a 1:1 basis.

Share Issuances

During the year ended October 31, 2022, the Company undertook an offering of its non-voting common stock pursuant to a Regulation Crowdfunding offering and issued 93,426 shares of non-voting common stock at $12.50 per share ($11.43 per average after effects of share discounts). The Company received total gross proceeds of $1,063,013, from this offering and incurred total offering costs of $108,815 in connection with this offering. As of October 31, 2022, $2,706 of the invested funds are held under escrow and recognized as escrow receivable in the balance sheet.

During the year ended October 31, 2022, the Company issued 75,507 shares of non-voting common stock and 4,983 stock warrants at $10.20 per share for gross proceeds of $25,463. The stock warrants'

fair value was $6,215

Stock Warrants

The Company has granted stock warrants associated with its loans to acquire shares of the Company's common stock, which in accordance to Topic 470-20, Debt, such warrants should be recorded in equity as additional paid-in capital at fair value as of the date of issuance and amortized to interest expense. The Company had 153,677 stock warrants issued related to loans outstanding as of November 1, 2018. During the year ended October 31, 2020, 139,832 share warrants were automatically exercised in cashless exercises resulting in the issuance of 46,268 shares of common stock.

Stock warrants are issued in connection with equity from time to time at the Company's discretion. During the year ended October 31, 2022, 4,983 warrants were exercised into non-voting common stock these warrants were related to the issuance of 32,553 shares of non-voting common stock. The warrant expired on December 31, 2021. The warrants provide the stockholder with the right to purchase non-voting common stock at an exercise price of $10.50 per share. These warrants were valued under Black-Scholes model at $6,215.

As of October 31, 2022, there were 7,907 stock warrants outstanding related to the latest regulation D, 506 C offering of common stock by the Company.

The Black-Scholes fair value was determined using the following inputs:

	October 31, 2022
Risk Free Interest Rate	0.50%-0.71%
Expected Dividend Yield	0.00%
Expected Volatility	50.00%
Expected Life (years)	0.42-0.53 year
Fair Value per Warrant	$1.20-$1.36

Stock Options

The Company accounts for stock-based compensation under the provisions of Topic 718, Compensation – Stock Compensation, which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and non-employee officers based on estimated fair values as of the date of grant. Compensation expense is recognized on a straight-line basis over the requisite service period. The Company has a share-based employee compensation plan, the 2021 Equity Incentive Plan (the "Plan"), for which 1,000,000 shares of common stock is reserved for issuance under the Plan to certain employees, non-employee directors, and non-employee consultants, of which 570,000 shares remained available for issuance under the Plan. Awards granted under the Plan typically expire ten years after the grant date and vesting generally occurs over a period of 20 months to 4 years. A summary of options activities for the years ended

October 31, 2022 as follows:

	October 31, 2022	
	Options	**Weighted Average Exercise Price**
Outstanding - beginning of year	778,000	7.78
Granted	20,0000	12.90
Expired	(120,000)	
Outstanding - end of year	678,000	
Exercisable at end of year	244,000	
Intrinsic value of options outstanding at year-end	$7,732,000	
Weighted average duration (years) to expiration of outstanding options at year-end	6.08	
Weighted average duration (years) to expiration of exercisable options at year-end	1.46	

Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represents management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

The stock option issuances were valued using the following inputs for the years ended October 31,

2022:

	October 31, 2022
Risk Free Interest Rate	0.68%-1.39%
Expected Dividend Yield	0.00%
Expected Volatility	50.00%
Expected Life (years)	6 – 7 years
Fair Value per Stock Option	$4.80-$5.27

The Company calculated its estimate of the value of the stock-based compensation granted as of October 31, 2018, under FASB ASC 718, and recorded compensation costs related to the stock options vested for the years ended October 31, 2022, $460,666. As of October 31, 2022, there were $447,882 of share-based compensation to be recognized over a weighted-average period of approximately 1.00 years.

INCOME TAXES

Income taxes are accounted for using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of other assets and liabilities. Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, which result in taxable or deductible amounts in the future.
As of October 31, 2021, and 2020, the Company had net deferred tax assets before valuation allowance of $4,976,826 and $4,657,938, respectively. The following table presents the deferred tax assets and liabilities by source:

	2022
Net operating loss carryforward	$ 4,238,099
R&D credit carryforward	724,183
PPE	7,146
Deferred tax assets	4,976,826
Valuation allowance	(4,976,826)
Net deferred tax assets	

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended October 31, 2022, and no history of generating taxable income.

Therefore, valuation allowances of $4,976,826 were recorded as of October 31, 2022. Deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be 28.0%.

The effective rate is reduced to 0% for fiscal years 2022 2 due to the full valuation allowance on its net deferred tax assets. At October 31, 2022, the Company has available net operating loss (NOL) carryforwards for federal tax of approximately $14.2 million. Federal NOL incurred prior to tax year 2018 amounting to $9.67 million will be carried forward for 20 years and will begin to expire in 2033. Post-Tax Cuts and Job Acts NOL amounting to $5.47 million and $4.53 million as of October 31, 2022, will be carried forward indefinitely but limited to 80% of future taxable income beginning in 2022. The Company also has research and development tax credits of $724,183 as of October 31, 2022.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense. The Company may in the future become subject to federal, state, and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2017-2022 tax years remain open to examination.

CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition, or results of operations. As of October 31, 2022, to the Company's knowledge, there is no litigation threatened or pending against the Company.

LEASE COMMITMENTS

In March 2021, the Company entered into a lease agreement for its office space and lab facilities, which commenced on March 31, 2021 and for a period of two years ending March 31, 2023. The agreement called for a security deposit of $11,882 and one-month advance rental. The monthly rental fee is $4,365 for the first year and $4,496 for the 2nd year. Total rent expense incurred on this lease for the year ended October 31, 2022 amounted to $41,668 for the Office, and $38,926 for the Lab Space. The company has a pending liability to the landlord of $17,908 due to CAMS increase.

In March 2021, the Company started to rent a storage space on a month-to-month basis in San Diego California. The monthly rent is approximately $306. Total rent expense incurred on this lease for the year ended October 31, 2021 amounted to $2,790.

Stock Warrants Exercise

During the year ended October 31, 2022, four stockholders exercised warrants into 4,983 shares of non-voting common stock at an exercise price of $10.50, resulting in $25,463 proceeds.

Management's Evaluation

Management has evaluated subsequent events through January 2, 2023, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these financial statements

Deferred Costs

The Company has deferred certain legal expenses in the pursuit of obtaining patents for its technology. The total amount of costs capitalized as of October 31, 2022 amounted to $54,431.

Vendor Deposit:

Consist of $11,882 to the landlord for the lab and office

Escrow Receivable:

Consist of $2,706 from the crowdfunding campaign. The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a stock subscription receivable as an asset on a balance sheet. When stock subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the stock subscription receivable is reclassified as a contra account to stockholders' deficit on the balance sheet.

CERTIFICATION

I, Phil Layton, Principal Executive Officer of Pacific Integrated Energy, Inc., hereby certify that the financial statements of Pacific Integrated Energy, Inc. included in this Report are true and complete in all material respects.

Phil Layton

CEO